UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

ADC TELECOMMUNICATIONS, INC.

(Name of Subject Company)

TYCO ELECTRONICS MINNESOTA, INC.

TYCO ELECTRONICS LTD.

(Names of Filing Persons — Offeror)

Common Stock, Par Value $0.20 Per Share

(Title of Class of Securities)

000886309

(Cusip Number of Class of Securities)

Robert A. Scott

Executive Vice President and General Counsel

Tyco Electronics Ltd.

1050 Westlakes Drive

Berwyn, Pennsylvania  19312

Telephone: (610) 893-9560

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

William H. Aaronson, Esq.

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Telephone: (212) 450-4000

☒     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒     third-party tender offer subject to Rule 14d-1.

☐       issuer tender offer subject to Rule 13e-4.

☐       going-private transaction subject to Rule 13e-3.

☐       amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

These key facts are for informational purposes only and do not constitute an offer to purchase or a solicitation of an offer to sell common stock of ADC Telecommunications, Inc. (ADC). The solicitation and offer to buy ADC common stock will only be made pursuant to an offer to purchase and related materials. Investors and security holders are urged to read these materials carefully when they become available since they will contain important information, including the terms and conditions of the offer. The offer to purchase and related materials will be filed by Tyco Electronics with the Securities and Exchange Commission (SEC) and the solicitation/recommendation statement will be filed by ADC with the SEC, and investors and security holders may obtain a free copy of these materials (when available) and other documents filed by Tyco Electronics or ADC with the SEC at the website maintained by the SEC at www.sec.gov. The offer to purchase and related materials may also be obtained (when available) for free by contacting Keith Kolstrom, Investor Relations Director at Tyco Electronics, at 610-893-9551.

TYCO ELECTRONICS NETWORK SOLUTIONS (NS)

KEY FACTS

BUSINESS DESCRIPTION: The Network Solutions (NS) segment of Tyco Electronics (NYSE: TEL) is one of the world’s largest suppliers of infrastructure components and systems for telecommunications and energy markets.

Tyco Electronics is a US$10.3 billion global provider of engineered electronic components for thousands of consumer and industrial products; network solutions and systems for telecommunications and energy markets; undersea telecommunication systems; and specialty products. Tyco Electronics designs, manufactures and markets products for customers in a broad array of industries, including automotive; data communication systems and consumer electronics; telecommunications; aerospace, defense and marine; medical; energy; and lighting.

TE HEADQUARTERS/TOTAL NUMBER OF EMPLOYEES: Switzerland/ ~80,000

NETWORK SOLUTIONS EMPLOYEES: 7,430

NETWORK SOLUTIONS PRODUCT LINES: Connector Systems, Closures and Terminals, Distribution Frames and Cabinets, Racks and Panels, Sealings, Fiber Optics, Wire and Cable Accessories, Intelligent Building Controls, Network Interface Devices

FY2009 SALES (period ended 9/25/2009): $1.7 B

KEY NETWORKS SOLUTIONS FACILITY LOCATIONS: United States, Mexico, Belgium, Germany, United Kingdom, France, Switzerland, India and China.

REPRESENTATIVE CUSTOMERS: Google, AT&T, Verizon, Deutsche Telekom, British Telecom, Telefonica, France Télécom, China Telecom, Raytheon, Delta, Newpath Networks, Crown Castle International, Genentech, Bell Mobility, American Tower, and many others.